Exhibit 11

December 10, 2003

Perry Judd’s Incorporated
575 West Madison Street
Waterloo, Wisconsin 53594

Re: First Amendment to the Agreement (the “First Amendment”) Revised

Gentlemen:

Perry Judd’s Incorporated, a Delaware corporation (“Borrower”) and LaSalle Business Credit, LLC, a Delaware limited liability company, successor by merger to LaSalle Business Credit, Inc., a Delaware corporation (“Lender”) have entered into that certain Loan and Security Agreement dated August 19, 2002 (the “Security Agreement”).  From time to time thereafter, Borrower and Lender may have executed various amendments (each an “Amendment” and collectively the “Amendments”) to the Security Agreement (the Security Agreement and the Amendments hereinafter are referred to, collectively, as the “Agreement”).  Borrower and Lender now desire to further amend the Agreement as provided herein, subject to the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual covenants and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.             The Agreement hereby is amended as follows:

(a)           The definitions of “Account”, “Account Debtor”, “Chattel Paper”, “Commercial Tort Claims”, “Deposit Accounts”, “Documents”, “Electronic Chattel Paper”, “Equipment”, “General Intangibles”, “Goods”, “Instruments”, “Inventory”, “Investment Property”, “Letter-of-Credit Right”, “Proceeds” and “Tangible Chattel Paper” as set forth in Section 1 of the Agreement are hereby amended and restated in their entirety, as follows:

“Account”, “Account Debtor”, “Chattel Paper”, “Commercial Tort Claims”, “Deposit Accounts”, “Documents”, “Electronic Chattel Paper”, “General

Intangibles”, “Goods”, “Instruments”, “Inventory”, “Investment Property”, “Letter-of Credit Right”, “Proceeds” and “Tangible Chattel Paper” shall have the respective meanings assigned to such terms in the Illinois Uniform Commercial Code, as the same may be in effect from time to time.

(b)           Section 1 of the Agreement is amended to add the following definitions in their proper alphabetical order:

 “Applicable Margin” shall mean the margin set forth below with respect to Prime Rate Loans, LIBOR Rate Loans and the Unused Line Fee as in effect from time to time as applicable; provided that the Applicable Margin shall initially mean zero percent (0%) with respect to Prime Rate Loans, two hundred twenty-five (225) basis points with respect to LIBOR Rate Loans, and thirty-seven and one-half (37½) basis points with respect to Unused Line Fee, provided further that the Applicable Margin shall be adjusted five (5) Business Days after receipt of Borrower’s quarterly financial statements for each year commencing with the fiscal quarter ending December 31, 2003 based on Borrower’s Leverage Ratio for the twelve month period ending on such date as shown on such financial statements, as set forth on the following chart:

Leverage Ratio

Prime Rate Margin

LIBOR Rate Margin

Unused Line Fee Margin

> 2.75:1.0

25 basis points

+ 250 basis points

50 basis points

> 2.25:1.0 but < 2.75:1.0

0 basis points

+ 225 basis points

37.5 basis points

> 1.75:1.0 but < 2.25:1.0

-25 basis points

+ 200 basis points

37.5 basis points

<1.75:1.0

-25 basis points

+ 175 basis points

37.5 basis points

“Eligible Inventory” shall mean Inventory of Borrower consisting solely of raw materials and work in process which is acceptable to Lender in its Permitted Discretion for lending purposes (provided that Lender shall give Borrower prior written notice of any eligibility criteria established by Lender and not set forth herein).  Without limiting Lender’s discretion, Lender shall, in general, consider Inventory to be Eligible Inventory if it meets, and so long as it continues to meet, the following requirements:(i) it is owned by Borrower, Borrower has the right to subject it to a security interest in favor of Lender and it is subject to a first priority perfected security interest in favor of Lender and to no other claim, lien, security interest or encumbrance whatsoever, other than Permitted Liens;

(ii)           it is located on one of the premises listed on Exhibit A (or other locations of which Lender has been advised in writing pursuant to subsection 12(b)(i) hereof) and is not in transit;

(iii)          if held for sale or lease or furnishing under contracts of service, it is (except as Lender may otherwise consent in writing) new and unused and free from defects which would, in Lender’s sole determination, affect its market value;

(iv)          it is not stored with a bailee, consignee, warehouseman, processor or similar party unless Lender has given its prior written approval and Borrower has caused any such bailee, consignee, warehouseman, processor or similar party to issue and deliver to Lender, in form and substance acceptable to Lender, such Uniform Commercial Code financing statements, warehouse receipts, waivers and other documents as Lender shall require;

(v)           Lender has determined in its Permitted Discretion, in accordance with Lender’s customary business practices, that it is not unacceptable due to age, type, category or quantity; and

(vi)          it is not Inventory (A) with respect to which any of the representations and warranties contained in this Agreement are untrue; or (B) which violates any of the covenants of Borrower contained in this Agreement.

“Excess Availability” shall mean, as of any date of determination by Lender, the excess, if any, of the lesser of (i) the Maximum Revolving Loan Limit less the sum of the outstanding Revolving Loans and Letter of Credit Obligations and (ii) the Revolving Loan Limit less the sum of the outstanding Revolving Loans and Letter of Credit Obligations, in each case as of the close of business on such date.

(c)           The definitions of Maximum Loan Limit and Permitted Liens as set forth in Section 1 of the Agreement are deleted in their entirety and the following is substituted in their place:

“Maximum Loan Limit” shall mean Forty Million and No/100 Dollars ($40,000,000.00).

“Permitted Liens” shall mean (i) statutory liens of landlords, carriers, warehousemen, processors, mechanics, materialmen or suppliers incurred in the ordinary course of business and securing amounts not yet due or declared to be due by the claimant thereunder or amounts which are being contested in good faith and by appropriate proceedings and for which Borrower has maintained adequate reserves; (ii) liens or security interests in favor of Lender; (iii) zoning restrictions and easements, licenses, covenants and other restrictions affecting the use of real property that do not individually or in the aggregate have a material adverse effect on Borrower’s ability to use such real property for its intended purpose in connection with Borrower’s business; (iv) liens in connection with purchase money indebtedness and capitalized leases otherwise permitted pursuant to this Agreement, provided, that such liens attach only to the assets the purchase of which was financed by such purchase money indebtedness or which is the subject of such capitalized leases; (v) liens set forth on Schedule 1; (vi) liens specifically permitted by Lender in writing; (vii) involuntary liens securing amounts less than $500,000.00 or involuntary liens which are released or for which a bond acceptable to Lender in its Permitted Discretion has been posted within ten (10) days of its creation, or which are covered by insurance to the reasonable satisfaction of Lender; (viii) pledges or deposits in connection with worker’s compensation, unemployment insurance and other social security legislation, or to secure the performance of bids, tenders, contracts (other than for the repayment of borrowed money) or leases or to secure statutory obligations or surety, appeal or stay bonds, or to secure indemnity, performance or other similar bonds in the ordinary course of business; (ix) liens for taxes not yet due or for taxes which are being contested in good faith and by appropriate proceedings and for which  reserves are being maintained on Borrower’s financial statements in such amount as is required under generally accepted accounting principles and a reserve is maintained by Lender against the amount which Borrower is permitted to borrow hereunder in an amount of money which, in the sole judgment of Lender is sufficient to pay such taxes and any interest of penalties that may accrue thereon, and if Borrower fails to prosecute such contest, Lender may advance and pay such taxes, interest and penalties and any amounts so advanced shall constitute Loans hereunder; (x) liens on assets of Borrower which are not part of the Collateral; provided that the granting of such liens shall not constitute a Default under and as defined in the Indenture; (xi) bankers’ liens or rights of recoupment or offset arising in connection with investments permitted under subsection 13(f); and (xii) extensions and renewals of any of the foregoing so long as the aggregate amount of extended and renewed liens are not increased and are on terms and conditions no more restricted than the terms and conditions of the liens extended and renewed.

(d)           Section 2(a) of the Agreement is deleted in its entirety and the following is substituted in its place:

(a)           Revolving Loans.

Subject to the terms and conditions of this Agreement and the Other Agreements, during the Original Term and any Renewal Term, Lender shall, absent the occurrence of an Event of Default, make revolving loans and advances (the “Revolving Loans”) in an amount up to the sum of the following sublimits (the “Revolving Loan Limit”):

(i)            Eighty-five percent (85%) of the face amount (less maximum discounts, credits and allowances which may be taken by or granted to Account Debtors in connection therewith in the ordinary course of Borrower’s business) of Borrower’s Eligible Accounts; plus

(ii)           Sixty percent (60%) of the lower of cost or market value of Borrower’s Eligible Inventory (consisting solely of raw material paper and work in process); plus

(iii)          Sixty percent (60%) of the lower of cost or market value of Borrower’s Eligible Inventory (consisting solely of raw materials other than raw material paper) or Six Hundred Thousand and No/100 Dollars ($600,000.00), whichever is less; minus

(iv) such reserves as Lender elects, in its Permitted Discretion, to establish from time to time;

provided, that the sum of the advances with respect to clauses (ii) and (iii) above shall at no time exceed  Fifteen Million Six Hundred Thousand and No/100 Dollars ($15,600,000.00) and the Revolving Loan Limit shall in no event exceed Forty Million and No/100 Dollars ($40,000,000.00) (the “Maximum Revolving Loan Limit”).

The aggregate unpaid principal balance of the Revolving Loans shall not at any time exceed the lesser of the (i) Revolving Loan Limit minus the Letter of Credit Obligations and (ii) the Maximum Revolving Loan Limit minus the Letter of Credit Obligations.  If at any time the outstanding Revolving Loans exceeds either the Revolving Loan Limit or the Maximum Revolving Loan Limit, in each case minus the Letter of Credit Obligations, or any portion of the Revolving Loans and Letter of Credit Obligations exceeds any applicable sublimit within the Revolving Loan Limit, Borrower shall immediately, and without the necessity of demand by Lender, pay to Lender such amount as may be necessary to eliminate such excess and Lender shall apply such payment to the Revolving Loans to eliminate such excess.

Borrower hereby authorizes Lender, in its Permitted Discretion, to charge any of Borrower’s accounts or advance Revolving Loans to make any payments of principal, interest, fees, costs or expenses required to be made under this Agreement or the Other Agreements.

A request for a Revolving Loan shall be made or shall be deemed to be made, each in the following manner: Borrower shall give Lender same day notice, no later than 1:00 P.M. (determined based on the local time of Borrower at its principal place of business) for such day, of its request for a Revolving Loan as a Prime Rate Loan, and at least two (2) Business Days prior notice of its request for a Revolving Loan as a LIBOR Rate Loan, in which notice Borrower shall specify the amount of the proposed borrowing and the proposed borrowing date; provided, however, that no such request may be made, unless with

Lender’s consent, at a time when there exists an Event of Default or an event which, with the passage of time or giving of notice, will become an Event of Default.  In the event that Borrower maintains a controlled disbursement account at LaSalle Bank, each check presented for payment against such controlled disbursement account and any other charge or request for payment against such controlled disbursement account shall constitute a request for a Revolving Loan as a Prime Rate Loan.  As an accommodation to Borrower, Lender may permit telephone requests for Revolving Loans and electronic transmittal of instructions, authorizations, agreements or reports to Lender by Borrower.  Unless Borrower specifically directs Lender in writing not to accept or act upon telephonic or electronic communications from Borrower, Lender shall have no liability to Borrower for any loss or damage suffered by Borrower as a result of Lender’s honoring, in good faith, of any requests, execution of any instructions, authorizations or agreements or reliance on any reports communicated to it telephonically or electronically and purporting to have been sent to Lender by Borrower and Lender shall have no duty to verify the origin of any such communication or the authority of the Person sending it.

Borrower hereby irrevocably authorizes Lender to disburse the proceeds of each Revolving Loan requested by Borrower, or deemed to be requested by Borrower, as follows: the proceeds of each Revolving Loan requested under Section 2(a) shall be disbursed by Lender in lawful money of the United States of America in immediately available funds, in the case of the initial borrowing, in accordance with the terms of the written disbursement letter from Borrower, and in the case of each subsequent borrowing, by wire transfer or Automated Clearing House (ACH) transfer to such bank account as may be agreed upon by Borrower and Lender from time to time, or elsewhere if pursuant to a written direction from Borrower.

(e)           Subsections 4(a), 4(b) and 4(c) of the Agreement are deleted in their entirety and the following is substituted in their place:

4.             INTEREST, FEES AND CHARGES.

(a)           Interest Rate.

Subject to the terms and conditions set forth below, the Loans shall bear interest at the per annum rate of interest set forth in subsection (i), (ii) or (iii) below:

(i)            The Prime Rate in effect from time to time, plus the “Applicable Margin” with respect to Prime Rate Loans payable on the last Business Day of each month in arrears.  Said rate of interest shall increase or decrease by an amount equal to each increase or decrease in the Prime Rate effective on the effective date of each such change in the Prime Rate.

(ii)           The LIBOR Rate in effect from time to time, plus the Applicable Margin with respect to LIBOR Rate Loans, such rate to remain fixed for the applicable Interest Period.  “Interest Period” shall mean any continuous period of thirty (30), sixty (60), ninety (90), or one hundred eighty (180) days as selected from time to time by Borrower by irrevocable notice (in writing, by telecopy, telex, electronic mail or cable) given to Lender not less than two (2) Business Days prior to the first day of each respective Interest Period; provided that:  (A) each such period occurring after such initial period shall commence on the day on which the immediately preceding period expires; (B) the final Interest Period shall be such that its expiration occurs on or before the end of the Original Term or any Renewal Term; and (C) if for any reason Borrower shall fail to timely select a period, then such Loans shall continue as, or revert to, Prime Rate Loans.  Interest shall be payable on the last Business Day of each month in arrears and on the last Business Day of such Interest Period.

(iii)          Upon the occurrence of an Event of Default and during the continuance thereof, the Loans shall bear interest at the rate of two percent (2.0%) per annum in excess of the interest rate otherwise payable thereon, which interest shall be payable on demand.  All interest shall be calculated on the basis of a 360-day year.

(b)           Other LIBOR Provisions.

(i)            Subject to the provisions of this Agreement, Borrower shall have the option (A) as of any date, to convert all or any part of the Prime Rate Loans to, or request that new Loans be made as, LIBOR Rate Loans of various Interest Periods, (B) as of the last day of any Interest Period, to continue all or any portion of the relevant LIBOR Rate Loans as LIBOR Rate Loans; (C) as of the last day of any Interest Period, to convert all or any portion of the LIBOR Rate Loans to Prime Rate Loans; and (D) at any time, to request new Loans as Prime Rate Loans; provided, that Loans may not be continued as or converted to LIBOR Rate Loans, if the continuation or conversion thereof would violate the provisions of subsections 4(b)(ii) or 4(b)(iii) of this Agreement or if an Event of Default has occurred.

(ii)           Lender’s determination of the LIBOR Rate as provided above shall be conclusive, absent manifest error.  Furthermore, if Lender determines, in good faith (which determination shall be conclusive, absent manifest error), prior to the commencement of any Interest Period that (A) U.S. Dollar deposits of sufficient amount and maturity for funding the Loans are not available to Lender in the London Interbank Eurodollar market in the ordinary course of business, or (B) by reason of circumstances affecting the London Interbank Eurodollar market, adequate and fair means do not exist for ascertaining the rate of interest to be applicable to the Loans requested by Borrower to be LIBOR Rate Loans or the Loans bearing interest at the rates set forth in subsection 4(a)(ii) of this Agreement shall not represent the effective pricing to Lender for U.S. Dollar deposits of a comparable amount for the relevant period (such as for example, but not limited to, official reserve requirements required by Regulation D to the extent not given effect in determining the rate), Lender shall promptly notify Borrower and (1) all existing LIBOR Rate Loans shall convert to Prime Rate Loans upon the end of the applicable Interest Period, and (2) no additional LIBOR Rate Loans shall be made until such circumstances are cured.

(iii)         If, after the date hereof, the introduction of, or any change in any applicable law, treaty, rule, regulation or guideline or in the interpretation or administration thereof by any governmental authority or any central bank or other fiscal, monetary or other authority having jurisdiction over Lender or its lending offices (a “Regulatory Change”), shall, in the opinion of counsel to Lender, make it unlawful for Lender to make or maintain LIBOR Rate Loans, then Lender shall promptly notify Borrower and (A) the LIBOR Rate Loans shall immediately convert to Prime Rate Loans on the last Business Day of the then existing Interest Period or on such earlier date as required by law and (B) no additional LIBOR Rate Loans shall be made until such circumstance is cured.

(iv)          If, for any reason, a LIBOR Rate Loan is paid prior to the last Business Day of any Interest Period or if a LIBOR Rate Loan does not occur on a date specified by Borrower in its request (other than as a result of a default by Lender),

Borrower agrees to indemnify Lender against any loss (including any loss on redeployment of the deposits or other funds acquired by Lender to fund or maintain such LIBOR Rate Loan) cost or expense incurred by Lender as a result of such prepayment.

(v)            If any Regulatory Change (whether or not having the force of law) shall (A) impose, modify or deem applicable any assessment, reserve, special deposit or similar requirement against assets held by, or deposits in or for the account of or loans by, or any other acquisition of funds or disbursements by, Lender; (B) subject Lender or the LIBOR Rate Loans to any Tax or change the basis of taxation of payments to Lender of principal or interest due from Borrower to Lender hereunder (other than a change in the taxation of the overall net income of Lender); or (C) impose on Lender any other condition regarding the LIBOR Rate Loans or Lender’s funding thereof, and Lender shall determine (which determination shall be conclusive, absent any manifest error) that the result of the foregoing is to increase the cost to Lender of making or maintaining the LIBOR Rate Loans or to reduce the amount of principal or interest received by Lender hereunder, then Borrower shall pay to Lender, on demand, such additional amounts as Lender shall, from time to time, determine are sufficient to compensate and indemnify Lender from such increased cost or reduced amount.

(vi)          Lender shall receive payments of amounts of principal of and interest with respect to the LIBOR Rate Loans free and clear of, and without deduction for, any Taxes.  If (A) Lender shall be subject to any Tax in respect of any LIBOR Rate Loans or any part thereof or, (B) Borrower shall be required to withhold or deduct any Tax from any such amount, the LIBOR Rate applicable to such LIBOR Rate Loans shall be adjusted by Lender to reflect all additional costs incurred by Lender in connection with the payment by Lender or the withholding by Borrower of such Tax and Borrower shall provide Lender with a statement detailing the amount of any such Tax actually paid by Borrower. Determination by Lender of the amount of such costs shall be conclusive, absent manifest error.  If after any such adjustment any part of any Tax paid by Lender is subsequently recovered by Lender, Lender shall reimburse Borrower to the extent of the amount so recovered.  A certificate of an officer of Lender setting forth the amount of such recovery and the basis therefor shall be conclusive, absent manifest error.

(vii)         Each request for LIBOR Rate Loans shall be in the amount not less than One Million and No/100 Dollars ($1,000,000.00), and in integral multiples of One Hundred Thousand and No/100 Dollars ($100,000.00).

(viii)        Unless otherwise specified by Borrower, all Loans shall be Prime Rate Loans.

(ix)          No more than four (4) Interest Periods may be in effect with respect to outstanding LIBOR Rate Loans at any one time.

(c)           Fees And Charges.

(i)            Closing Fee: Borrower shall pay to Lender a closing fee of one hundred thirty seven thousand five hundred dollars ($137,500.00), which fee shall be fully earned as of the date of the First Amendment of this Agreement and shall be payable on the date the First Amendment of this Agreement becomes effective.

(ii)           Unused Line Fee: Borrower shall pay to Lender an unused line fee equal to the product of (A) the Applicable Margin with respect to the Unused Line Fee times (B) the difference between the Maximum Revolving Loan Limit and the average daily balance of the Revolving Loans, plus the Letter of Credit Obligations for each month, which fee shall be fully earned by Lender and payable monthly in arrears on the first Business Day of each month.  Such fee shall be calculated on the basis of a 360 day year.

(iii)         Costs and Expenses: Borrower shall reimburse Lender for all costs and expenses, including, without limitation, legal expenses and reasonable attorneys’ fees, incurred by Lender in connection with the (i) documentation and consummation of this transaction and any other transactions between Borrower and Lender, including, without limitation, Uniform Commercial Code and other public record searches and filings, overnight courier or other express or messenger delivery, appraisal costs, surveys, title insurance and environmental audit or review costs; (ii) collection, protection or enforcement of any rights in or to the Collateral;

(iii) collection of any Liabilities; and (iv) administration and enforcement of any of Lender’s rights under this Agreement or any Other Agreement.  Borrower shall also pay all normal service charges with respect to all deposit accounts maintained by Borrower with Lender and LaSalle Bank and any additional services requested by Borrower from Lender and LaSalle Bank.  All such costs, expenses and charges shall, if owed to LaSalle Bank, be reimbursed by Lender and in such event or in the event such costs and expenses are owed to Lender, shall constitute Liabilities hereunder, shall be payable by Borrower to Lender on demand, and, until paid, shall bear interest at the highest rate then applicable to Loans hereunder.

(iv)          Capital Adequacy Charge.  If Lender shall have determined that the adoption of any law, rule or regulation regarding capital adequacy, or any change therein or in the interpretation or application thereof, or compliance by Lender with any request or directive regarding capital adequacy (whether or not having the force of law) from any central bank or governmental authority enacted after the date hereof, does or shall have the effect of reducing the rate of return on such party’s capital as a consequence of its obligations hereunder to a level below that which Lender could have achieved but for such adoption, change or compliance (taking into consideration Lender’s policies with respect to capital adequacy) by a material amount, then from time to time, after submission by Lender to Borrower of a written demand therefor (“Capital Adequacy Demand”) together with the certificate described below, Borrower shall pay to Lender such additional amount or amounts (“Capital Adequacy Charge”) as will compensate Lender for such reduction, such Capital Adequacy Demand to be made with reasonable promptness following such determination.  A certificate of Lender claiming entitlement to payment as set forth above shall be conclusive in the absence of manifest error.  Such certificate shall set forth the nature of the occurrence giving rise to such reduction, the amount of the Capital Adequacy Charge to be paid to Lender, and the method by which such amount was determined.  In determining such amount, Lender may use any reasonable averaging and attribution method, applied on a non-discriminatory basis.

(f)            Subsection 5(a) of the Agreement is deleted in its entirety and the following is substituted in its place:

(a) Grant of Security Interest to Lender.

As security for the payment of all Loans now or in the future made by Lender to Borrower hereunder and for the payment or other satisfaction of all other Liabilities, Borrower hereby assigns to Lender and grants to Lender a continuing security interest in the following property of Borrower, whether now or hereafter owned, existing, acquired or arising and wherever now or hereafter located:  (a) all Accounts (whether or not Eligible Accounts) and all Inventory whose sale, lease or other disposition by Borrower has given rise to Accounts and have been returned to, or repossessed or stopped in transit by, Borrower; (b) all Chattel Paper, Instruments, Documents and General Intangibles (including, without limitation, all patents, patent applications, trademarks, trademark applications, trade names, trade secrets, goodwill, copyrights, copyright applications, registrations, licenses, software, franchises, customer lists, tax refund claims, claims against carriers and shippers, guarantee claims, contract rights, payment intangibles, security interests, security deposits and rights to indemnification); (c)  all Inventory (whether or not Eligible Inventory); (d) all Investment Property; (e) all Deposit Accounts, bank accounts, deposits and cash; (f) all Letter-of-Credit Rights; (g)  Commercial Tort Claims listed on Exhibit C hereto; (h) any other property of Borrower (other than Equipment,  Fixtures and real property) now or hereafter in the possession, custody or control of Lender or any agent or any parent, affiliate or subsidiary of Lender or any participant with Lender in the Loans, for any purpose (whether for safekeeping, deposit, collection, custody, pledge, transmission or otherwise) and (i) all Proceeds of the foregoing property, including, without limitation, proceeds of all insurance policies insuring the foregoing property, and all of Borrower’s books and records relating to any of the foregoing and to Borrower’s business.

(g)           Section 7 of the Agreement is hereby amended and restated as follows:

7. POSSESSION OF COLLATERAL AND RELATED MATTERS.

Until otherwise notified by Lender following the occurrence of an Event of Default, Borrower shall have the right, except as otherwise provided in this Agreement, in the ordinary course of Borrower’s business, to (a) sell, lease or furnish under contracts of service any of Borrower’s Inventory normally held by Borrower for any such purpose; and (b) use and consume any raw materials, work in process or other materials normally held by Borrower for such purpose; and (c) dispose of obsolete or unuseful Equipment; provided, however, that a sale in the ordinary course of business shall not include any transfer or sale in satisfaction, partial or complete, of a debt owed by Borrower.

(h)           Subsection 9 (a) of the Agreement is hereby amended and restated restated as follows:

(a)   Monthly Reports.

(i) Borrower shall deliver to Lender, in addition to any other reports, as soon as practicable and in any event: within ten (10) days after the end of each month, (A) a detailed trial balance of Borrower’s Accounts aged per invoice date, in form and substance reasonably satisfactory to Lender including, without limitation, the names and upon the occurrence and during the continuance of an Event of Default, addresses of all Account Debtors of Borrower, and (B) notwithstanding the foregoing, and only upon the request of Lender, a summary and detail of accounts payable (such Accounts and accounts payable divided into such time intervals as Lender may require in its Permitted Discretion), including a listing of any held checks; and (ii) Borrower shall deliver to Lender an executed loan report and certificate in Lender’s then current form on or prior to the tenth (10th ) Business Day of each month, which shall be accompanied by copies (but only if specifically requested by Lender) of Borrower’s sales journal, cash receipts journal and credit memo journal for the relevant period.  Such report shall reflect the activity of Borrower with respect to Accounts for the immediately preceding month, and shall be in a form and with such specificity as is satisfactory to Lender and shall contain such additional information concerning Accounts as may be requested by Lender including, without limitation, but only if specifically requested by Lender, copies of all invoices prepared in connection with such Accounts.

(i)            Section 10 of the Agreement is deleted in its entirety and the following is substituted in its place:

10.          TERMINATION; AUTOMATIC RENEWAL.

THIS AGREEMENT SHALL BE IN EFFECT FROM THE DATE HEREOF UNTIL December 31, 2008 (THE “ORIGINAL TERM”) AND SHALL AUTOMATICALLY RENEW ITSELF FROM YEAR TO YEAR THEREAFTER (EACH SUCH ONE-YEAR RENEWAL BEING REFERRED TO HEREIN AS A “RENEWAL TERM”) UNLESS (A)  THE DUE DATE OF THE LIABILITIES IS ACCELERATED PURSUANT TO SECTION 16 HEREOF; OR (B) BORROWER OR LENDER ELECTS TO TERMINATE THIS AGREEMENT AT THE END OF THE ORIGINAL TERM OR AT THE END OF ANY RENEWAL TERM BY GIVING THE OTHER PARTY WRITTEN NOTICE OF SUCH ELECTION AT LEAST NINETY (90) DAYS PRIOR TO THE END OF THE ORIGINAL TERM OR THE THEN CURRENT RENEWAL TERM IN WHICH CASE BORROWER SHALL PAY ALL OF THE LIABILITIES IN FULL ON THE LAST DAY OF SUCH TERM.  If the term of this Agreement expires or one or more of the events specified in clauses (A) and (B) occurs, then (i) Lender shall not make any additional Loans on or after the date identified as the date on which the Liabilities are to be repaid; and (ii) this Agreement shall terminate on the date thereafter that the Liabilities are paid in full.  At such time as Borrower has repaid all of the Liabilities and this Agreement has terminated, if Borrower is obtaining new financing from another lender, Borrower shall deliver such lender’s indemnification of Lender, in form and substance satisfactory to Lender, for checks which Lender has credited to Borrower’s account, but which subsequently are dishonored for any reason or for automatic clearinghouse or wire transfers not yet posted to Borrower’s account.

(j)            Subsection 11 (d) of the Agreement is hereby amended and restated as follows:

(d)           Accounts and Inventory.

Each Account or item of Inventory which Borrower shall, expressly or by implication, request Lender to classify as an Eligible Account or Eligible Inventory, respectively, shall, as of the time when such request is made, conform in all respects to the requirements of such classification as set forth in the respective definitions of “Eligible Account” and “Eligible Inventory” as set forth herein and as otherwise established by Lender from time to time.

(k)           Subsection 12 (b)(ii) of the Agreement is hereby amended and restated as follows:

(ii)           Eligible Accounts and Inventory.  Promptly upon becoming aware thereof, notify Lender if any Account or Inventory identified by Borrower to Lender as an Eligible Account or Eligible Inventory becomes ineligible for any reason, provided that, unless an Event of Default has occurred and is continuing, Borrower may notify Lender of such event with respect to Eligible Accounts with a face amount of less than $500,000.00 in the aggregate in its ordinary monthly reporting pursuant to subsection 9(a) of this Agreement.

(l)            Subsection 12(d) of the Agreement is deleted in its entirety and the following is substituted in its place:

(d)           Inspection and Audits.

Borrower shall permit Lender, or any Persons designated by it, to call at Borrower’s places of business at any reasonable times, and, without hindrance or delay, to inspect the Collateral and to inspect, audit, check and make extracts from Borrower’s books, records, journals, orders, receipts and any correspondence and other data relating to Borrower’s business, the Collateral or any transactions between the parties hereto, and shall have the right to make such verification concerning Borrower’s business as Lender may consider reasonable under the circumstances.  Borrower shall furnish to Lender such information relevant to Lender’s rights under this Agreement and the Other Agreements as Lender shall at any time and from time to time reasonably request.  Lender, through its officers, employees or agents shall have the right, at any reasonable time and from time to time, in Lender’s name, to verify the validity, amount or any other matter relating to any of Borrower’s Accounts, by mail, telephone, telecopy, electronic mail, or otherwise, provided that prior to the occurrence of an Event of Default, Lender shall conduct such verification in Borrower’s name.  Borrower authorizes Lender to discuss the affairs, finances and business of Borrower with any officers, employees or directors of Borrower or with its Parent or any Affiliate or the officers, employees or directors of its Parent or any Affiliate, and to discuss the financial condition of Borrower with Borrower’s independent public accountants.  Any such discussions shall be without liability to Lender or to Borrower’s independent public accountants. Borrower shall pay to Lender all customary fees and all costs and out-of-pocket expenses incurred by Lender in the exercise of its rights under this subsection 12(d), and all of such fees, costs and expenses shall constitute Liabilities hereunder, shall be payable on demand and, until paid, shall bear interest at the highest rate then applicable to Loans hereunder; provided, that, prior to the occurrence and continuance of an Event of Default, the maximum amount Borrower shall be required to pay Lender with respect to the foregoing shall be Thirty Thousand and No/100 Dollars ($30,000.00) per Fiscal Year of Borrower, plus all costs and out-of-pocket expenses incurred by Lender in the exercise of its rights under this subsection 12(d).

(m)  Subsections 13(b), 13(e) and 13(f) of the Agreement are deleted in their entirety and the following is substituted in its place:

(b)           Indebtedness.

Borrower shall not create, incur, assume or become obligated (directly or indirectly), for any loans or other indebtedness for borrowed money other than the Loans, except that Borrower may (i) borrow money from a Person other than Lender on an unsecured and subordinated basis if a subordination agreement in favor of Lender and in form and substance satisfactory to Lender is executed and delivered to Lender relative thereto; (ii) maintain its present indebtedness listed on Schedule 11(n) hereto and may refinance such indebtedness so long as the aggregate principal amount of the indebtedness so refinanced shall not be increased and the refinancing shall be on terms and conditions no more restrictive than the terms and conditions of the indebtedness to be refinanced; (iii) incur unsecured indebtedness to trade creditors in the ordinary course of business; (iv) incur purchase money indebtedness or capitalized lease obligations in connection with Capital Expenditures; ^(v) incur operating lease obligations; (vi) enter into Interest Rate Swap Obligations, as defined in the Indenture, provided, that such

Interest Rate Swap Obligations are entered into to protect the Borrower from fluctuations in interest rates on indebtedness incurred to the extent the notional principal amount of such Interest Rate Swap Obligations does not exceed the principal amount of the indebtedness to which such Interest Rate Swap Obligations relate; (vii) incur indebtedness under Currency Agreements, as defined in the Indenture, provided that such Currency Agreements do not increase the indebtedness of Borrower outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder; (viii) incur indebtedness  to Holdings, for so long as such indebtedness is held by Holdings subject to no lien being held by a Person other than Holdings; (ix) incur additional indebtedness in an aggregate principal amount not to exceed $40,000,000.00 at any one time outstanding; (x) so long as no Event of Default shall have occurred and be continuing at the time of or would occur as a consequence of the incurrence of such indebtedness, additional indebtedness if on the date of the incurrence thereof, after giving effect to the incurrence thereof and the application of the proceeds therefrom, the fixed charge coverage ratio set forth in subsection 14(b) hereof is greater than 2.0 to 1.0.

(e)           Dividends and Distributions.

Borrower shall not declare or pay any dividend or other distribution in cash on any class of its stock (if Borrower is a corporation), provided, that (i) so long as such dividend is permitted under all applicable laws; and (ii) no Event of Default shall have occurred prior to the time of, or would occur as a result of such dividend, Borrower may (V) pay cash dividends or make other intercompany transfers to Holdings in an aggregate amount sufficient to permit Holdings to make interest payments with respect to the Notes under and as defined in the Indenture but only to the extent permitted by the subordination provisions contained in the Indenture; (W) pay cash dividends or make other intercompany transfers to Holdings in an amount not to exceed $1,000,000.00 in any Fiscal Year of Holdings; (X) pay cash dividends to Holdings to the extent such proceeds are promptly used by Holdings to make payments in respect of repurchased shares of Holdings common stock from employees provided that such payments are not greater than or equal to $750,000.00 in any year,  (Y)

pay the regularly scheduled dividends on its Series A Preferred Stock and (Z) pay cash dividends or make other intercompany transfers to Holdings to make optional redemptions, repayments and repurchases of the Notes to the extent not prohibited by the Indenture.

(f)            Investments; Loans.

Borrower shall not purchase or otherwise acquire, or contract to purchase or otherwise acquire, the obligations or stock of any Person, other than direct obligations of the United States, obligations insured by the Federal Deposit Insurance Corporation and obligations unconditionally guaranteed by the United States; nor shall Borrower lend or otherwise advance funds to any Person except for advances made to employees, officers and directors for travel and other expenses arising in the ordinary course of business and loans to employees, officers and directors of Borrower in the ordinary course of business for bona fide business purposes not exceeding Two Hundred Fifty Thousand and No/100 Dollars ($250,000.00) in the aggregate outstanding for all Persons at any one time and loans described on Schedule 13(f). Notwithstanding the foregoing, Borrower may (i) invest in any Person that is or will immediately after such investment merge or consolidate into Borrower; (ii) invest in Holdings provided that any indebtedness evidencing such investment is unsecured and subordinated pursuant to a subordination agreement executed in favor of Lender in form and substance satisfactory to Lender and delivered to Lender relative thereto; (iii) make loans to employees, officers and directors of Borrower to finance the purchase of the Qualified Capital Stock, as defined in the Indenture, not to exceed $500,000.00 at any one time outstanding; (iv) enter into Currency Agreements, as defined in the Indenture, and Interest Rate Swap Obligations, as defined in the Indenture, entered into in the ordinary course of Borrower’s business and otherwise in compliance with this Agreement; (v) make investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon bankruptcy or insolvency of such trade creditors or customers; and (vi) make investments as a result of consideration received in connection with a sale of assets permitted hereunder.

(n)  Subsection 14(a) of the Agreement is deleted in its entirety and the following is substituted in its place:

(a)           Tangible Net Worth.

Borrower’s Tangible Net Worth shall not at any time be less than the Minimum Tangible Net Worth; “Minimum Tangible Net Worth” being defined for purposes of this subsection as (i) $13,000,000.00 at all times from the date hereof through December 31, 2004 and (ii) thereafter, commencing March 31, 2005, from the first day of each fiscal quarter of Borrower through the last day of such fiscal quarter of Borrower, the Minimum Tangible Net Worth during the immediately preceding period plus $375,000.00; and “Tangible Net Worth” being defined for purposes of this subsection as Borrower’s shareholders’ equity (including retained earnings) less the book value of all intangible assets (excluding good will) as determined by Lender in its Permitted Discretion on a consistent basis plus the amount of any LIFO reserve plus the amount of any debt subordinated to Lender, all as determined under generally accepted accounting principles applied on a basis consistent with the financial statement dated March 31, 2003 except as set forth herein;

(o)           Schedule 11(n) of the Agreement entitled “Indebtedness” is amended and restated as attached hereto and made a part hereof.

(p)           CHANGE OF LENDER’S NAME: All references to LaSalle Business Credit, Inc. contained in this Agreement and the Other Agreements are hereby deemed to read “LaSalle Business Credit, LLC”.

2.             This Amendment shall not become effective until (i) fully executed by all parties hereto; and (ii) Lender shall have determined that as of the date of this First Amendment to the Agreement, immediately after giving effect to (A) the making of the Revolving Loans, if any, requested to be made on such date, (B) the issuance of the Letter of Credit, if any, requested to be made on such date, (C) the payment of all fees due upon such date and (D) the payment or reimbursement by Borrower to Lender for all closing costs and expenses incurred in connection with the transactions contemplated hereby, Borrower has Excess Availability of not less than Eight Million and No/100 Dollars ($8,000,000.00).

3.             Except as expressly amended hereby and by any other supplemental documents or instruments executed by either party hereto in order to effectuate the transactions contemplated hereby, the Agreement is ratified and confirmed by the parties hereto and remain in full force and effect in accordance with the terms thereof.

LASALLE BUSINESS CREDIT, LLC,
a Delaware limited liability company, successor by merger to
LASALLE BUSINESS CREDIT, INC.

By
Title

ACKNOWLEDGED AND AGREED TO this       day of December, 2003:

PERRY JUDD’S INCORPORATED
By

Title

Consented and agreed to by the following guarantor(s) of the obligations of Perry Judd’s Incorporated to LaSalle Business Credit, LLC, a Delaware limited liability company, successor by merger to LaSalle Business Credit, Inc.

PERRY JUDD’S HOLDINGS, INC.

By:

Title:

Date: December , 2003

SCHEDULE 11(n)-INDEBTEDNESS

$70,010,000.00 under the Indenture